Filed by Signature Office REIT, Inc.
Commission File No. 000-54248
Pursuant to Rule 425 Under the Securities Act of 1933, as amended
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934, as amended

Subject Company: Signature Office REIT, Inc.
Commission File No. 000-54248

May 8, 2015
Dear Financial Advisor:
Stockholders of Signature Office REIT, Inc. (“SOR”) recently received proxy materials for a special meeting of stockholders of SOR to be held on June 9, 2015 starting at 1:00 p.m. eastern daylight time, at the Hilton Atlanta Northeast, 5993 Peachtree Industrial Boulevard, Peachtree Corners, GA 30092. At the special meeting, the stockholders will be asked to consider and vote upon: (i) a proposal to approve the merger described in the Agreement and Plan of Merger dated as of November 21, 2014 (the “Merger Agreement”) by and among SOR, Griffin Capital Essential Asset REIT, Inc. ("GCEAR"), and Griffin SAS, LLC, a wholly owned subsidiary of GCEAR ("Merger Sub"), and the other transactions contemplated by the Merger Agreement, pursuant to which SOR will merge with and into Merger Sub (the “Merger”); (ii) an advisory (non-binding) proposal to approve certain compensation that will become payable to the named executive officers of SOR in connection with the consummation of the Merger; and (iii) a proposal to grant discretionary authority to each of the named proxy holders to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, including to solicit additional proxies in favor of the proposal to approve the Merger and the other transactions contemplated by the Merger Agreement. Stockholders may vote on these proposals by returning the completed proxy card in the postage-paid envelope provided or by using the telephone or internet voting options described in the proxy statement and proxy card.
SOR’s board of directors unanimously recommends that SOR stockholders vote “FOR” the proposal to approve the Merger and the other transactions contemplated by the Merger Agreement, “FOR” the advisory (non-binding) proposal to approve certain compensation that will become payable to the named executive officers of SOR in connection with the consummation of the Merger, and “FOR” the proposal to grant discretionary authority to each of the named proxy holders to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, including to solicit additional proxies in favor of the proposal to approve the Merger and the other transactions contemplated by the Merger Agreement.
Each stockholder vote is very important. Approval of the Merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of SOR common stock entitled to vote as of April 23, 2015. More information about the Merger is contained in the proxy statement filed by SOR with the Securities and Exchange Commission. If the Merger Agreement is approved by the SOR stockholders and the Merger is subsequently completed, each outstanding share of SOR common stock (or fraction thereof) will be converted into the right to receive 2.04 shares of GCEAR common stock for each one share of SOR common stock.
The SOR board of directors believes that the Merger is in the best long-term interests of the SOR stockholders because the board of directors believes that:

•	the Merger will result in enhanced operational efficiency and portfolio characteristics, including greater size, broader diversification, and longer average lease term, which reduces risk;

•	the Merger will improve the combined company’s position to execute a liquidity event in the near term assuming favorable market conditions;

•	the combined company will be well-positioned to maintain an annual distribution which, after giving effect to the 2.04 exchange ratio, is close to SOR’s current annual distribution amount;

•	the Merger will not be taxable to SOR stockholders; and

•	the Merger is fair to the SOR stockholders from a financial point of view.

SOR or its proxy solicitor, Boston Financial Data Services, Inc., may contact stockholders directly prior to the special meeting in order to secure the requisite number of votes. Please encourage your clients to vote should they contact you regarding the proxy. Proxy materials, including the attached FAQ that will be used to respond to investor inquiries, may be found at the SEC EDGAR site, and at www.signaturereit.com under the “Quick Links” Merger Update heading.
We appreciate your continued support and any assistance you may provide in connection with your clients voting their proxy at their earliest convenience. Please feel free to call us at 1-844-460-9407 with any questions that you may have.

Sincerely,
Frank M. Bishop Chairman of the Board

Cautionary Statement Concerning Forward-Looking Statements:
Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding intent, belief or expectations of Signature and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the expected benefits of the proposed Merger. These statements are based on current expectations, and actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Merger or failure to satisfy other conditions to completion of the Merger; (3) the inability to complete the Merger within the expected time period or at all, including due to the failure to obtain the approval of the Signature stockholders or the failure to satisfy other conditions to completion of the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; (4) risks related to disruption of management's attention from the ongoing business operations due to the proposed Merger; (5) the effect of the announcement of the Merger on GCEAR’s or SOR's relationships with their respective customers, tenants, lenders, operating results and businesses generally; (6) the performance of the respective portfolios generally; and (7) the ability to execute upon, and realize any benefits from, potential value creation opportunities through strategic transactions and relationships in the future or at all. Neither SOR nor GCEAR guarantees that the assumptions underlying such forward-looking statements are free from errors. Discussions of additional important factors and assumptions are contained in SOR’s and GCEAR’s filings with the SEC and are available at the SEC’s website at http://www.sec.gov, including Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2014. These risks, as well as other risks associated with the proposed Merger, are more fully discussed in the proxy statement and prospectus filed with the SEC in connection with the proposed Merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, SOR does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.